

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Mark Smucker
Chief Executive Officer
The J. M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

   Re: The J. M. Smucker Company
     Registration Statement on Form S-4
     Filed October 10, 2023
     File No. 333-274911

Dear Mark Smucker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Fullem at (202) 551-8337 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Steven Rosenblum, Esq.